Exhibit 99.1

MIND CTI Reports Fourth Quarter and Full Year 2022 Results

*Board Declares Cash Dividend

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, March 8, 2023 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its fourth quarter of 2022 and its full year ended December 31, 2022.

The following will summarize our business in the fourth quarter of 2022 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2022

●	Revenues of $5.4 million, compared to $6.0 million in the fourth quarter of 2021, with the decrease mainly attributed to the messaging segment.
●	Operating income of $1.2 million, or 23% of total revenue, compared to $1.6 million, or 27% of revenue in the fourth quarter of 2021.
●	Net income of $1.3 million, or $0.06 per share, compared to $1.5 million, or $0.08 per share in the fourth quarter of 2021.
●	Cash flow from operating activities of $1.4 million, compared to $2.5 million in the fourth quarter of 2021.

Financial Highlights of Full Year 2022

●	Revenues of $21.5 million, compared to $26.3 million in 2021, with the decrease mainly attributed to the messaging segment.
●	Operating income of $5.5 million, or 25.6% of total revenue, compared to $6.8 million, or 25.9% of total revenue in 2021.
●	Net income of $5.3 million, or $0.26 per share, compared to $5.9 million, or $0.30 per share in 2021.
●	Cash flow from operating activities of $4.5 million, compared to $6.9 million in 2021.
●	Cash position of approximately $17.5 million as of December 31, 2022.

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “The decline in 2022 results, compared to 2021, was expected. As previously announced, the record revenues in 2021 were driven by temporary activities related to COVID-19 in our messaging segment. In our telecom markets, we experienced a decline mainly due to the continuous market trend of lower prices, low demand and strong competition. We expect a continuation of these unfavorable trends in the foreseeable future. The messaging segment’s business results are difficult to predict, as external factors have a strong impact on both revenues and margins and we expect our business results to present volatility in revenues, margins and cash flows. We currently expect that these trends will result in additional decline in our revenues, having a significant negative impact on our net income.

“We continue to pursue M&A opportunities that could be a source of growth and at the same time we continue to invest in new technologies to enhance our offering, to support 5G technologies, to migrate to native cloud solutions and to support carriers’ digital transformation.”

Revenue Distribution for Q4 2022

Revenues in Europe represented 54% (including the Message Mobile and GTX revenues in Germany that represented 37%), revenues in the Americas represented 34%, and revenues in the rest of the world represented 12% of our total revenues.

Revenues from our customer care and billing software were $2.9 million, or 54% of total revenues, revenues from enterprise messaging and payment solutions were $2.0 million, or 37% of our total revenues, and revenues from our enterprise call accounting software were $0.5 million, or 9% of total revenues.

Revenues from maintenance and additional services were $5.3 million, or 98% of our total revenues, while revenues from licenses were $0.1 million, or 2% of our total revenues.

Revenue Distribution for Full Year 2022

Revenues in Europe represented 53% (including the Message Mobile and GTX revenues in Germany that represented 36%), revenues in the Americas represented 40%, and revenues in the rest of the world represented 7% of our total revenues.

Revenues from our customer care and billing software were $11.5 million, or 54% of total revenues, revenues from enterprise messaging and payment solutions were $7.6 million, or 35% of our total revenues, and revenues from enterprise call accounting software were $2.4 million, or 11% of our total revenues.

Revenues from maintenance and additional services were $20.9 million, or 97% of our total revenues, compared to $24.8 million or 94% of our total revenues in 2021, while revenues from licenses were $0.6 million, or 3% of our total revenues, compared to $1.5 million, or 6% of total revenues in 2021.

Follow-on Orders and New Wins in 2022

Throughout 2022, we had multiple follow-on orders and two new wins.

The first win was in Q2 and the second was in Q4, and both include the implementation of our MINDBill convergent BSS and the migration from incumbent systems to the MINDBill platform. They are expected to be completed by the end of 2023 and during 2024, respectively.

The follow-on orders included two significant upgrades of longtime existing customers to our MINDBill version 10 and the first order for our online store / e-commerce module that we developed over the last two years.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, we performed 20 distributions, including one special dividend. We continue to believe that our annual dividends enhance shareholder value.

Taking into consideration our dividend policy and the remaining cash after the distribution, our Board of Directors declared on March 8, 2023, a gross dividend of $0.24 per share. The record date for the dividend will be March 22, 2023 and the payment date will be April 6, 2023. Tax will be withheld at a rate of 22%.

Changes in Management Team

In December 2022, Arie Abramovich, (36), re-joined us as Chief Financial Officer. Arie served as MIND’s Assistant Controller from 2020 until 2021. Prior to that, he served as Senior Accountant at KPMG from 2017 until 2020. Mr. Abramovich holds a B.A. degree in Accounting from The Jerusalem School for Business Administration of the Hebrew University and he is a Certified Public Accountant in Israel.

AGM

MIND also announced today that its 2023 Annual General Meeting of Shareholders will be held on May 9, 2023, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2066724, Israel.

Shareholders of record at the close of business on April 6, 2023 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail.

The agenda of the meeting is as follows:

(i)	to re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;
(ii)	to re-elect Mr. Joseph Tenne as a Class II director of the Company until the 2026 Annual General Meeting;
(iii)	to re-elect Mr. Itay Barzilay as a Class II director of the Company until the 2026 Annual General Meeting; and
(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2022.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the recent political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	U.S. dollars in thousands (except per share data)

REVENUES	$5,368	$5,966	$21,551	$26,331
COST OF REVENUES	2,589	2,669	10,044	12,450
GROSS PROFIT	2,779	3,297	11,507	13,881
OPERATING EXPENSES:
Research and development	837	940	3,495	4,048
Selling and marketing	344	354	965	1,403
General and administrative	389	373	1,523	1,602
Total operating expenses	1,570	1,667	5,983	7,053
OPERATING INCOME	1,209	1,630	5,524	6,828
FINANCIAL INCOME, net	150	38	93	55
INCOME BEFORE TAXES ON INCOME	1,359	1,668	5,617	6,883
TAXES ON INCOME	87	143	330	936
NET INCOME	$1,272	$1,525	$5,287	$5,947

EARNINGS PER SHARE - in U.S. dollars:
Basic	$0.06	$0.08	$0.26	$0.30
Diluted	$0.06	$0.08	$0.26	$0.29

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,170	20,039	20,099	20,006
Diluted	20,404	20,250	20,397	20,270

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,
	2022	2021
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,265	$4,182
Short-term bank deposits	12,040	14,071
Marketable securities	174	208
Trade receivables, net	2,357	1,803
Other current assets	293	145
Prepaid expenses	169	124
Total current assets	20,298	20,533

NON-CURRENT ASSETS:
Trade receivables	58	-
Severance pay fund	1,914	2,325
Deferred income taxes	143	184
Property and equipment, net	225	175
Right-of-use assets, net	946	1,463
Intangible assets, net	374	522
Goodwill	7,785	7,929
Total assets	$31,743	$33,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$937	$839
Other current liabilities and accruals	1,978	2,265
Current maturities of lease liabilities	271	376
Deferred revenues	1,986	2,155
Total current liabilities	5,172	5,635

LONG-TERM LIABILITIES:
Deferred revenues	107	154
Lease liabilities, net of current maturities	615	1,098
Employee rights upon retirement	1,930	2,361
Deferred income taxes	112	157
Total liabilities	7,936	9,405

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,546	27,324
Accumulated other comprehensive loss	(1,073)	(836)
Accumulated deficit	(1,662)	(1,722)
Treasury shares	(1,058)	(1,094)
Total shareholders’ equity	23,807	23,726
Total liabilities and shareholders’ equity	$31,743	$33,131

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,332	$1,525	$5,287	$5,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61	47	193	194
Accrued severance pay	18	15	41	83
Deferred income taxes, net	27	(37)	7	(96)
Unrealized loss from marketable securities, net	2	7	34	1
Realized loss (gain) on sale of marketable securities, net	2	-	11	(3)
Realized gain on sale of property and equipment	-	-	-	(3)
Employees share-based compensation expenses	69	39	258	171
Changes in operating asset and liability items:
Decrease (increase) in trade receivables, net	(103)	420	(666)	243
Decrease (increase) in other current assets	(10)	116	(149)	117
Decrease (increase) in prepaid expenses	(7)	80	(45)	149
Increase (decrease) in trade payables	(241)	(513)	139	(363)
Increase (decrease) in other current liabilities and accruals	296	(357)	(265)	399
Change in operating lease liability	29	6	(71)	(52)
Increase (decrease) in deferred revenues	24	1,130	(216)	111
Net cash provided by operating activities	1,439	2,478	4,558	6,898

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(17)	(49)	(130)	(82)
Proceeds from sale of property and equipment	-	-	-	3
Severance pay funds	(15)	(21)	(61)	(89)
Proceeds from sale of (investment in) marketable securities	(3)	-	(11)	1,370
Proceeds from (investment in) short-term bank deposits	100	(4,730)	2,031	(6,891)
Net cash provided by (used in) investing activities	65	(4,800)	1,829	(5,689)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(5,227)	(5,197)
Net cash used in financing activities	-	-	(5,227)	(5,197)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	103	(16)	(77)	(90)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,607	(2,338)	1,083	(4,078)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	3,658	6,520	4,182	8,260
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,265	$4,182	$5,265	$4,182